TAG Oil Files Third Quarter Results

Vancouver, British Columbia – February 28, 2007 – Independent Canadian oil and gas company TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announces the filing of its third quarter 2007 financial statements to December 31, 2006, along with the accompanying Management’s Discussion and Analysis. These filings can be accessed electronically from the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or at www.tagoil.com.

TAG started the 2007 fiscal year with $18.75 million in cash and cash equivalents and ended the third quarter with $17.16 million at December 31, 2006. Shareholders equity at December 31, 2006 was $56.45 million, compared to $27.03 million at March 31, 2006 resulting from a private placement that raised $28.05 million net of costs through the issuance of 40,000,000 shares. TAG began the 2007 fiscal year with 46,631,081 shares outstanding, and ended the third quarter with 91,631,081 shares.

The second and third quarter ended December 31, 2006 were the first in which the Company recorded production revenue from the Cheal Oil Field, with TAG’s share of revenue to December 31, 2006 amounting to $572,227 from the sale of 8,686 net barrels of oil. Production for the two quarters totaled 28,478 barrels of oil gross (TAG net: 8,686 barrels) at an average of approximately 150 barrels of oil gross per day (TAG net: 46 barrels) using a single-well temporary production facility. The Cheal Oil Field Development plan is continuing, with permanent multi-well facilities expected to be completed in the next few months and, after analyzing current testing results of the Cheal B wells, the Company anticipates production rates and efficiencies to initially increase to 1,000 barrels per day gross (TAG net: 305 barrels).

The loss recorded for the third quarter was $771,498 ($0.01 per share) and $2,214,315 for the nine months ended December 31, 2006 ($0.02 per share). The third quarter loss included production revenue of $337,311 and $1,314,585 in oil and gas write-offs relating materially to PEP 38260, PEP 38258 and 38751. PEP 38260 contains the Kate-1 prospect and has been written-off as a result of the disputed cancellation of TAG’s agreement to earn an interest in the permit and drill the Kate-1 well. The Company is preparing a claim for substantial damages to be made against Green Gate, arising out of its purported cancellation of the agreement. PEP 38258 is an offshore permit that contained the Corvette and Whaler prospects. The prospectivity of this permit was reduced significantly based on results of the offshore Cutter-1 well on a bordering permit that TAG does not have an interest. Cutter-1 was drilled in December 2006, and was determined to be water wet and provided the Company with critical information relating to the charge and trapping mechanisms in this portion of the offshore Canterbury Basin.

About TAG Oil:
TAG Oil Ltd. is an independent Canadian oil and gas exploration and production company with a well-balanced portfolio of assets in and around the Canterbury, Taranaki and East Coast basins of New Zealand. With exploration permits totaling 1,704,918 gross acres (net 1,076,848) TAG Oil is one of the largest holders of prospective acreage in New Zealand.

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, are set forth in filings that the Company has made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:
Drew Cadenhead
drew.cadenhead@tagoil.com
64-6-769-6065

Garth Johnson
gje@tagoil.com
604-609-3350

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